PRICER

PRESS RELEASE

from Pricer AB (publ) June 19 2006

Annual General Meeting – Pricer AB 2006

Pricer´s Annual General Meeting was held June 19 2006. The following decisions were taken.

Election of Board of Directors

Jan Forssjö, Salvatore Grimaldi, Michael S Juuhl, Göran Lindén and Margareta Norell Bergendahl were unanimously re-elected as board members. Two new board members were elected, Elie Barr and Daniel Furman. Barr is Chairman of Eldat Communication Ltd ("Eldat") and CEO of Expand Networks. Furman is a member of the board of Eldat and holds a number of other positions, including CEO of Arba Finance Company Ltd. At the board meeting following election Salvatore Grimaldi was elected as Chairman of the Board.

Adoption of new Articles of Association

The Annual General Meeting amended the company's Articles of Association, consisting of the following changes in relation to the previous Articles of Association: (1) removal of the rule regarding the par value of the share and replacement with a rule specifying the number of shares in the Company; (2) amendment of the rule on preferential rights to include setoff issues and the issuance of warrants or convertibles; (3) removal of the rule specifying the term of office of the Auditor; (4) amendment of the rules for notice of General Meeting so that notice shall always be given in the form of an announcement in the Official Gazette (Post- och Inrikes Tidningar) and in Svenska Dagbladet; (5) amendment stating that shareholders who wish to participate in the Meeting must be included in a transcription or other representation of the complete share register to five weekdays prior to the Meeting; (6) amendment whereby the term "General Meeting" is in certain instances replaced with "Annual General Meeting"; and (7) amendment of the rule regarding the CSD (central securities depository) reservation and replacement with a wording stating that the Company's shares must be recorded in a CSD register pursuant the Financial Instruments Accounts Act (1998:1479). The proposed amendments to the Articles of Association are principally an adaptation to the new Swedish Companies Act (2005:551), effective 1 January 2006.

Authorisation of the Board's decision on direct placement of shares

The Annual General Meeting approved the Board of Directors' decision 24 April 2006 to increase the Company's share capital by not more than SEK 26,180,000 through a direct placement of not more than 261,800,000 class B shares. The right to subscribe for the new shares will be reserved for shareholders in Eldat. The subscription period will expire on 15 July 2006. Payment will be made in the form of non-cash consideration comprising all outstanding shares in Eldat. The new shares will grant entitlement to dividends starting in the current financial year.

Authorisation of issue (item 14 above)

The Annual General Meeting decided in accordance with the Board of Directors proposal that the Annual General Meeting grant authorisation for the Board to decide, on one or several occasions during the period before the next Annual General Meeting, on the issuance of not more than 30 000 000 class B shares. In connection with such issuance of shares, the Board shall be authorised to depart from the preferential rights of shareholders, with or without a decision regarding contribution in kind. The reason for departure from preferential rights and non-cash issue is to enable the Company to issue shares in connection with the acquisition of companies, operations and rights.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the widest product range on the market, Pricer's ESL systems are installed in more than 1 400 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993